                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 2001
                          _____________________________
                            EuroTel Bratislava, a.s.
 (Exact name of co-registrant and parent guarantor as specified in its Articles of Association)
                          _____________________________


                                 Stefanikova 17
                                811 05 Bratislava
                                 Slovak Republic
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No         X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

INDEX

                                                                                                Page
                                                                                                ----

PART I - Financial Information.........................................................           3

  ITEM 1. Financial Statements.........................................................           3
    Consolidated Balance Sheets........................................................           3
    Consolidated Statements of Operations..............................................           4
    Condensed Consolidated Statements of Cash Flows....................................           5
    Consolidated Statement of Changes in Shareholders's Equity.........................           6
    Notes to the Condensed Consolidated Financial Statements...........................           7

  ITEM 2. Management's Discussion and Analysis of Results of Operation and
  Financial Condition..................................................................          18

  ITEM 3. Quantitative and Qualitative Disclosure about Market Risk....................          27

PART II - Other Information............................................................          28

  ITEM 1. Legal Proceedings............................................................          28

  ITEM 2. Changes in Securities and Use of Proceeds....................................          28
  ITEM 3. Defaults upon Senior Securities..............................................          28
  ITEM 4. Submission of Matters to Vote of Security Holders............................          28
  ITEM 5. Other Information............................................................          28
  ITEM 6. Exhibits and Reports on Form 8-K.............................................          28

                            EuroTel Bratislava, a.s.

Part 1-  Financial Information

Item 1.  Condensed Consolidated Financial Statements

         Consolidated Balance Sheets
         (in thousands of Slovak Crowns) (unaudited)

                                                                                              As of                  As of
                                                                                           December 31,             March 31,
                                                                                           ------------            -----------
                                                                              Notes            2000                   2001
ASSETS                                                                                     ------------            -----------
Non-current assets
Property and equipment.................................................                     5,144,356              4,981,515
Licenses...............................................................                       745,214                727,748
Deferred finance charges...............................................                       327,187                318,522
Deferred expenses......................................................                        48,237                 43,343
Deferred tax asset.....................................................                       223,715                 84,922
                                                                                         ------------            -----------
                                                                                            6,488,709              6,156,050
                                                                                         ------------            -----------
Current assets
Inventories............................................................          2            136,923                171,546
Receivables, prepayments and deferred expenses.........................                       920,160              1,031,512
Current investments....................................................          3          3,559,842              3,529,643
Cash and cash equivalents..............................................                     1,483,765              1,328,675
                                                                                         ------------            -----------
                                                                                            6,100,690              6,061,376
                                                                                         ------------            -----------
Total assets...........................................................                    12,589,399             12,217,426
                                                                                         ============            ===========
LIABILITIES AND EQUITY
Shareholders' equity
Share capital..........................................................                       938,735              3,734,735
Accumulated deficit....................................................                      (642,112)              (317,017)
                                                                                         ------------            -----------
                                                                                 4            296,623              3,417,718
                                                                                         ------------            -----------
Non-current liabilities
Subordinated shareholder loans.........................................                     3,058,929                      -
Long term notes........................................................                     7,699,300              7,634,200
Deferred revenues......................................................                        48,237                 43,343
                                                                                         ------------            -----------
                                                                                           10,806,466              7,677,543
                                                                                         ------------            -----------
Current liabilities
Trade, other payables and deferred revenues............................                     1,265,111              1,117,547
Accrued interest - long term notes.....................................                       221,199                  4,618
                                                                                         ------------            -----------
                                                                                            1,486,310              1,122,165
                                                                                         ------------            -----------
Total liabilities and equity...........................................                    12,589,399             12,217,426
                                                                                         ============            ===========


  The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                     Consolidated Statements of Operations
                  (in thousands of Slovak Crowns) (unaudited)




                                                                                        Three months ended March 31,
                                                                                  -----------------------------------------
                                                              Notes                  2000                         2001
                                                                                  (restated)
                                                                                  ----------                  ------------
Revenues...............................................        5,7                 1,267,404                     1,761,598

Cost of sales and services.............................        6,7                  (540,777)                     (693,151)
                                                                                  ----------                  ------------
Gross profit...........................................                              726,627                     1,068,447

Operating expenses.....................................                             (650,163)                     (729,541)
                                                                                  ----------                  ------------
Operating profit.......................................                               76,464                       338,906

Finance costs..........................................          8                  (504,478)                     (131,773)
                                                                                  ----------                  ------------
Income / (loss) before tax.............................                             (428,014)                      207,133

Income taxes...........................................          9                   104,507                       (68,718)
                                                                                  ----------                  ------------
Net income / (loss)....................................                             (323,507)                      138,415
                                                                                  ==========                  ============



  The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                Condensed Consolidated Statements of Cash Flows
                  (in thousands of Slovak Crowns) (unaudited)




                                                                                        Three months ended March 31,
                                                                                    ----------------------------------
                                                                                        2000                 2001
                                                                                     (restated)
                                                                                    ------------        -------------
Cash flows from operations............................................                    72,125              628,474

Interest paid.........................................................                  (131,008)            (429,178)
Interest received.....................................................                    15,116               52,906
Income tax paid.......................................................                   (10,598)              (2,881)
                                                                                    ------------        -------------
Net cash flows from operating activities..............................                   (54,365)             249,321
                                                                                    ============        =============

Cash flows from investing activities
Purchase of property and equipment....................................                  (124,915)            (413,557)
Purchase of current investments.......................................                         -           (1,335,736)
Proceeds from disposal of property and equipment......................                        43                  180
Proceeds from disposal of current investments.........................                         -            1,344,702
                                                                                    ------------        -------------
Net cash used in investing activities.................................                  (124,872)            (404,411)
                                                                                    ============        =============

Cash flows from financing activities
Proceeds from borrowings - third parties..............................                 7,284,769                    -
Proceeds from shareholder loans.......................................                   615,962                    -
Repayment of borrowings - third parties...............................                (4,083,376)                   -
Payment of deferred finance charges...................................                  (277,991)                   -
                                                                                    ------------        -------------
Net cash flows from financing activities..............................                 3,539,364                    -
                                                                                    ============        =============


Net (decrease) / increase  in cash and cash equivalents...............                 3,360,127             (155,090)
                                                                                    ------------        -------------
Cash and cash equivalents at beginning of period......................                   503,741            1,483,765
                                                                                    ------------        -------------
Cash and cash equivalents at end of period............................                 3,863,868            1,328,675
                                                                                    ============        =============

The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
           Consolidated Statement of Changes in Shareholders's Equity
                  (in thousands of Slovak Crowns) (unaudited)






                                                                                                    Retained Earnings
                                                           Ordinary       Share        Preferred     / (Accumulated
                                                            Shares       Premium        Shares           deficit)            Total
                                                          -----------    -------       ---------    -----------------     ---------
Balance as of December 31, 1999.......................        765,470      1,035         172,230              (75,434)      863,301
                                                          ===========    =======       =========    =================     =========

Net loss for the three months ended March 31, 2000....              -          -               -             (323,507)     (323,507)
                                                          -----------    -------       ---------    -----------------     ---------
Balance as of March 31, 2000..........................        765,470      1,035         172,230             (398,941)      539,794
                                                          ===========    =======       =========    =================     =========

Balance as of December 31, 2000.......................        765,470      1,035         172,230             (642,112)      296,623
                                                          ===========    =======       =========    =================     =========

Capitalization of shareholders loans  (See Note 4)....      2,796,000          -               -                    -     2,796,000
Adjustment related to statutory tax foreign exchange
 losses on retired shareholder loans (See Note 4).....              -          -               -              186,680       186,680
Net income for the three months ended March 31, 2001..              -          -               -              138,415       138,415
                                                          -----------    -------       ---------    -----------------     ---------
Balance as of March 31, 2001..........................      3,561,470      1,035         172,230             (317,017)    3,417,718
                                                          ===========    =======       =========    =================     =========

  The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


1.  Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards ("IAS"). The financial information contained in this quarterly report is unaudited. The financial statements do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel's consolidated financial position as of March 31, 2001, and the results of operations and cash flows for the three months ended March 31, 2001 and March 31, 2000. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel's financial statements as of December 31, 2000 and 1999 and for each of the years then ended. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.

2.    Inventories

                                                                                        As of            As of
                                                                                    December 31,        March 31,
                                                                                  ----------------  ----------------
                                                                                        2000               2001
                                                                                  ----------------  ----------------
GSM
Mobile phones and accessories.................................................             97,112           134,566
SIM cards.....................................................................             36,038            33,305
                                                                                  ---------------   ---------------
                                                                                          133,150           167,871
NMT
Mobile phones and accessories.................................................              1,054             1,096

MDNS
MDNS inventory................................................................              2,719             2,579
                                                                                  ---------------   ---------------
                                                                                          136,923           171,546
                                                                                  ===============   ===============


EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification. Inventories are shown net of allowances of Sk33,711 and Sk11,520 as of December 31, 2000 and March 31, 2001, respectively.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


3.   Current Investments

The Company has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from two to twelve months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 4.43% to 5.06%. As of December 31, 2000 and as of March 31, 2001 the fair value of the securities was substantially the same as their carrying value.

                                                                                         As of                     As of
                                                                                      December 31,                March 31,
                                                                                    --------------             -------------
                                                                                         2000                       2001
                                                                                    --------------             -------------
Opening net book amount.........................................................                 -                 3,559,842
Additions.......................................................................         4,329,302                 1,335,736
Disposals.......................................................................          (881,240)               (1,344,702)
Amortization of discount........................................................             8,841                     6,227
Foreign exchange differences....................................................           102,939                   (27,460)
                                                                                    --------------             -------------
Closing net book amount.........................................................         3,559,842                 3,529,643
                                                                                    ==============             =============


4.  Shareholders' Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and preferred shares.

On December 17, 1999 EuroTel's shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to ST and AWBV respectively. The total number of preferred shares issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On March 22, 2001, EuroTel's shareholders approved an increase in ordinary share capital by capitalizing shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929. Pursuant to and upon completion of this debt capitalization, ST will receive an additional 1,425,960 ordinary shares and AWBV will receive an additional 1,370,040 ordinary shares, bringing the total number of issued and outstanding ordinary shares to 3,561,470, of which ST will hold 1,816,350 and AWBV will hold 1,745,120. The total number of issued and outstanding preferred shares remains 172,230, all of which are held by ST. The process of registering the increase in share capital in the Slovak Republic has not been completed as of March 31, 2001, however, these financial statements reflect the passing of the shareholders resolution.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity, (net of taxes of Sk76,249).

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preference dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner's total initial capital contribution over their proportionate contribution to EuroTel's registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


5.   Revenues

                                                                                          Three months ended March 31,
                                                                                     -------------------------------------
                                                                                        2000                       2001
                                                                                     (restated)
                                                                                     -----------               -----------
Mobile service revenues...............................................                 1,021,802                 1,439,755

Mobile equipment and other sales (a)
Mobile equipment sales................................................                    60,185                   126,264
Other revenues (a)....................................................                    98,038                    80,353
                                                                                     -----------               -----------
                                                                                         158,223                   206,617

Managed data network services ("MDNS")
MDNS service revenues.................................................                    86,249                   114,780
MDNS equipment revenues...............................................                     1,130                       446
                                                                                     -----------               -----------
                                                                                          87,379                   115,226

                                                                                       1,267,404                 1,761,598
                                                                                     ===========               ===========


Service Revenues
Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

                                                                                          Three months ended March 31,
                                                                                     -------------------------------------
                                                                                        2000                       2001
                                                                                     (restated)
                                                                                     -----------               -----------
Service revenues (a)..................................................                 1,206,089                 1,634,888
                                                                                     ===========               ===========


(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
     Note 7.

6.    Cost of Sales and Services

                                                                                          Three months ended March 31,
                                                                                     -------------------------------------
                                                                                        2000                       2001
                                                                                     (restated)
                                                                                     -----------               -----------
Mobile service cost of sales
   Interconnect.......................................................                   151,606                   221,735
   Roaming............................................................                    51,550                    59,041
   Leased circuits....................................................                    56,907                    55,815
   License and other costs............................................                    12,556                    14,414
                                                                                     -----------               -----------
                                                                                         272,619                   351,005

Mobile equipment and service commissions
   Equipment, SIM cards, accessories and spare parts (a)..............                   197,347                   272,341
   Service commissions (a)............................................                    35,867                    33,147
                                                                                     -----------               -----------
                                                                                         233,214                   305,488
                                                                                     -----------               -----------

Managed data network services cost of sales...........................                    34,944                    36,658
                                                                                     -----------               -----------
                                                                                         540,777                   693,151
                                                                                     ===========               ===========

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


6.   Cost of Sales and Services (continued)


Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

                                                                                            Three months ended March 31,
                                                                                       -----------------------------------
                                                                                          2000                     2001
                                                                                       (restated)
                                                                                       ----------               ----------
Cost of services (a)..................................................                    337,846                  420,820
                                                                                        =========               ==========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
     Note 7.


7.   Activation Revenues and Activation Costs - Change in Accounting Policy

During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. The effect of the change in the accounting policy is as follows:

                                                                                            Three months ended March 31,
                                                                                       -----------------------------------
                                                                                          2000                     2001
                                                                                       ----------               ----------
Effect on revenues and costs of sales

Increase in revenue from mobile equipment and other sales.............                    13,749                   18,994
(Increase) / decrease in cost of sales of equipment, SIM cards,
  accessories and spare parts.........................................                     1,960                   (3,830)

(Increase) / decrease in service commissions..........................                   (15,709)                 (15,164)
                                                                                       ---------                ---------
Net effect on income..................................................                         -                        -
                                                                                       =========                =========

                                                                                           As of                     As of
                                                                                        December 31,               March 31,
                                                                                        ------------             -------------
Effect on assets and liabilities                                                            2000                      2001
                                                                                        ------------             -------------
Increase in deferred expenses (non-current)...........................                        48,237                    43,343
Increase in deferred expenses (current)...............................                        99,759                    85,659
Increase in deferred revenues (non-current)...........................                        48,237                    43,343
Increase in deferred revenues (current)...............................                        99,759                    85,659

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


8.  Finance Costs

                                                                                           Three months ended March 31,
                                                                                         ----------------------------------
                                                                                          2000                        2001
                                                                                         -------                    -------

Write-off of deferred finance charges and
 Prepayment penalties (a).............................................                   333,625                          -
Interest expense on borrowings........................................                   169,594                    212,571
Arrangement fees and other finance expenses, net......................                    11,949                      8,784
Capitalized interest (b)..............................................                    (5,609)                    (2,052)
Interest income.......................................................                   (15,116)                   (58,830)
Foreign exchange losses / (gains).....................................                    10,035                    (28,700)
                                                                                         -------                    -------
                                                                                         504,478                    131,773
                                                                                         =======                    =======


(a) The write-off of the existing deferred finance charges and prepayment penalties relates to the early extinguishment of the Syndicated and International Finance Corporation loans which were repaid with the proceeds from the issuance of senior guaranteed notes. The write-off of existing deferred finance charges and prepayment penalties amounted to Sk189,730 and Sk143,895 respectively for the year ended December 31, 2000.

(b) Capitalization rates used to determine capitalized interest were as follows:


                                                                                              Three months ended March 31,
                                                                                          -------------------------------------
                                                                                             2000                        2001
                                                                                          -----------                 ---------
Capitalization rates..................................................                           7.7%                       7.7%
                                                                                          ===========                 =========

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


9.   Income Taxes

A reconciliation between the reported income tax credit and the theoretical amount that would arise using the statutory tax rates is as follows:

                                                                                           Three months ended March 31,
                                                                                     ----------------------------------------
                                                                                         2000                         2001
                                                                                     -----------                   ----------
Income / (loss) before tax............................................                  (428,014)                     207,133
                                                                                     ===========                   ==========
Income tax at 29%.....................................................                  (124,124)                      60,068
Nondeductible provision for doubtful accounts (a).....................                    14,470                        6,391
Nondeductible provision for inventory.................................                      (695)                      (6,435)
Increase in valuation allowance.......................................                    11,412                            -
Other, net............................................................                    (5,570)                       2,520
                                                                                     -----------                   ----------
                                                                                        (104,507)                      62,544
                                                                                     -----------                   ----------
Income tax expense for the period
The tax charge for the period comprises:
   Deferred tax charge / (credit) (b).................................                  (104,507)                      62,544
   Tax charge in respect of prior periods.............................                         -                        3,290
   Withholding tax charged to income..................................                         -                        2,884
                                                                                     -----------                   ----------
                                                                                        (104,507)                      68,718
                                                                                     ===========                   ==========



(a) Uncollectible receivables are not tax deductible until certain statutory collection requirements are not complied with.

(b) The deferred tax credit is the result of unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on shareholder loans and interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

10.    Capital Commitments

EuroTel had the following contractual capital commitments:

                                                                                 As of                     As of
                                                                              December 31,               March 31,
                                                                             --------------             -----------
                                                                                  2000                      2001
                                                                             --------------             -----------
Capital expenditures that have been contracted for but have not been                658,069               1,313,646
 provided for in the financial statements.............................       ==============             ===========

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



11.   Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to ST. EuroTel has certain lease agreements with ST. Related party transactions with AWBV constitute management fees paid for consulting services and payments for seconded employees. In addition, EuroTel had outstanding long term borrowings from its shareholders (see Note 4). On March 22, 2001, EuroTel's shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 4). EuroTel also purchases and sells in the normal course of business telecommunications services from the following related parties: EuroTel Praha and Radiomobil in the Czech Republic, DeTeMobil in Germany, Max.mobil in Austria, Westel 900 in Hungary, Omnitel in Italy and PTC in Poland.

EuroTel's transactions with the aforementioned related parties, all of which were undertaken on an arms length basis, were as follows:

                                                                                            Three months ended March 31,
                                                                                        -----------------------------------
                                                                                          2000                        2001
                                                                                        --------                    --------
Sales to ST.........................................................                     238,385                     248,096
Purchases from ST...................................................                     227,274                     176,246
Lease expense paid to ST............................................                       4,947                      10,482
Sales to EuroTel Praha..............................................                      17,092                      15,752
Purchases from EuroTel Praha........................................                       7,844                       8,079
Sales to other related parties......................................                      22,974                      24,227
Purchases from other related parties................................                      11,833                      11,692
Management fees paid to AWBV........................................                      10,962                       6,357
Directors and management fees.......................................                       2,968                       6,264

12.  Contingencies

Litigation

EuroTel is not involved in any legal proceedings outside of the normal course of business. Management does not believe the resolution of EuroTel's legal proceedings will have a material adverse effect on its financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

Concentration of Risk

EuroTel faces foreign exchange risk as its revenues are denominated in Slovak Crowns, while most of its debt and a significant portion of capital expenditures are denominated in other currencies. These include payments for GSM network equipment and for mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that EuroTel is unable to offset through price adjustments will require the use of a larger portion of revenues for capital expenditures and for debt service. This would cause an adverse effect on EuroTel's financial position and results of operations. EuroTel has not engaged in any hedging activities.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising EuroTel's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. EuroTel maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


13.      Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to cellular plant and equipment and managed data network services equipment. Assets attributable to segments include cellular plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel's segment financial information was as follows:

                                             Mobile                Managed
                                         Communications          Data Network
                                            Services               Services           Unallocated           Total
                                           (restated)                                                     (restated)
                                       ------------------     ------------------     ------------       -------------

Three months ended March 31, 2000

Revenues (a).......................            1,180,024                 87,380                  -          1,267,404
Cost of sales and services (a).....             (505,833)               (34,944)                 -           (540,777)
                                       ------------------     ------------------      ------------       -------------
Gross profit.......................              674,191                 52,436                  -            726,627

Operating expenses.................             (210,391)               (12,726)          (427,046)          (650,163)
                                       ------------------     ------------------      ------------       -------------
Operating profit...................              463,800                 39,710           (427,046)            76,464
                                                       -                      -           (504,478)          (504,478)
Finance costs......................    ------------------     ------------------      ------------       -------------
Income / (loss) before tax.........              463,800                 39,710           (931,524)          (428,014)

Income taxes.......................                    -                      -            104,507            104,507
                                       ------------------     ------------------      ------------       -------------
Net income / (loss)................              463,800                 39,710           (827,017)          (323,507)
                                       ==================     ==================      ============       =============
Depreciation.......................             (192,716)               (11,392)           (96,257)          (300,365)

Amortization.......................              (17,675)                (1,334)                 -            (19,009)

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



13.      Segment Information (continued)

                                           Mobile                Managed
                                       Communications          Data Network
                                          Services               Services           Unallocated           Total
                                    ------------------     ------------------      ------------       -------------
Three months ended March 31, 2001

Revenues..........................          1,646,372                115,226                  -          1,761,598
Cost of sales and services........           (656,493)               (36,658)                 -           (693,151)
                                    ------------------     ------------------      ------------       -------------
Gross profit......................            989,879                 78,568                  -          1,068,447

Operating expenses................           (249,398)               (13,722)          (466,421)          (729,541)
                                    ------------------     ------------------      ------------       -------------
Operating profit..................            740,481                 64,846           (466,421)           338,906

Finance costs.....................                  -                      -           (131,773)          (131,773)
                                    ------------------     ------------------      ------------       -------------
Income / (loss) before tax........            740,481                 64,846           (598,194)           207,133

Income taxes......................                  -                      -            (68,718)           (68,718)
                                    ------------------     ------------------      ------------       -------------
Net income / (loss)...............            740,481                 64,846           (666,912)           138,415
                                    ==================     ==================      ============       =============
Depreciation......................           (231,991)               (13,663)           (95,201)          (340,855)

Amortization......................            (17,407)                   (59)                 -            (17,466)


                                           Mobile                 Managed
                                       Communications           Data Network
                                          Services                Services            Unallocated          Total
                                     ------------------     ------------------       ------------      -------------
As of December 31, 2000

Total assets (a).....................        5,784,203                 337,449          6,467,747         12,589,399
                                     ==================     ==================       ============      =============
Total liabilities (a)................          950,628                  69,309         11,272,839         12,292,776
                                     ==================     ==================       ============      =============
Capital expenditure..................          619,913                  51,024            296,106            967,043
                                     ==================     ==================       ============      =============

As of March 31, 2001

Total assets.........................        5,691,244                 302,014          6,224,168         12,217,426
                                     ==================     ==================       ============      =============
Total liabilities....................          850,559                  56,636          7,892,513          8,799,708
                                     ==================     ==================       ============      =============
Capital expenditure..................          123,967                   5,095             49,424            178,486
                                     ==================     ==================       ============      =============

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 7.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


14. Reconciliation to United States Generally Accepted Accounting Principles

EuroTel's financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net loss for the three months ended March 31, 2000 and consolidated net income for the three months ended March 31, 2001.


                                                                                    Three months ended March 31,
                                                                                   -----------------------------
                                                                                       2000              2001
                                                                                   -----------       -----------
Reconciliation of net income / (loss)

Net income / (loss) reported under IAS .......................................        (323,507)          138,415

U.S. GAAP adjustments:
     - shareholders pushdown (a)..............................................            (645)             (706)
                                                                                   -----------       -----------
Presentation of net income / (loss) under U.S. GAAP...........................        (324,152)          137,709
                                                                                   ===========       ===========

There are no differences between shareholder's equity reported under IAS and U.S. GAAP.

(a) Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b) Change in Accounting Policy

Until 2000, under IAS and U.S. GAAP, direct activation costs (SIM cards and sales commissions) were charged to income at the time of activation. In the fourth quarter of 2000, in accordance with IAS and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101") management elected to defer direct activation costs over the estimated customer relationship period. This change was enacted to achieve a better allocation of these revenues and costs to the periods they relate to. EuroTel has restated its comparative historical financial statements to reflect the retroactive application of this policy.

Under U.S. GAAP this change is reported in accordance with Statement of Financial Accounting Standards No. 3 ("FAS 3"). As a result of the adoption of this new policy net loss reported under U.S. GAAP for the three months ended March 31, 2000 increased by Sk 9,762 (net of tax of Sk 3,987).

(c) Extraordinary Item

Under IAS, EuroTel may not recognize the write-off of the existing deferred finance charges and prepayment penalties relating to the early extinguishment of the Syndicated and International Finance Corporation loans as an extraordinary item (see Note 8). Under U.S. GAAP, EuroTel is required to recognize the write-off of existing deferred finance charges and prepayment penalties as an extraordinary item. The extraordinary item has the same impact on the net loss for the period under review for both U.S. GAAP and IAS.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


14. Reconciliation to United States Generally Accepted Accounting Principles (continued)

(d) Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. "Reporting Comprehensive Income" ("FAS 130") which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

(e) Operating Loss Carryforwards

U.S. GAAP requires disclosure of the amounts and expiration dates of net operating loss carryforwards. Under Slovak Tax Law a company may accumulate three consecutive years of tax losses for carryforwards. As of March 31, 2001 EuroTel had approximately Sk1,747,161 of net operating loss carryforwards which expire at the earliest in 2002 if EuroTel does not produce taxable income by that date. Otherwise, those operating loss carryforwards expire ratably over five years beginning in the year EuroTel records taxable income.

(f) Recent Pronouncements

In September 1999 the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which will be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. It is not expected that the adoption of the statement will have a material effect on the Company's results of operations and financial position.

                            EuroTel Bratislava, a.s.


Part 1 - Financial Information

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition


The following discussion should be read together with our financial statements, including the accompanying notes, beginning on page 3. The financial statements and the accompanying notes have been prepared in accordance with IAS, which differs in certain respects from U.S. GAAP. For a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income from IAS to U.S. GAAP, see note 14 of our financial statements. You should read the statements under "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" below for information about the presentation of our forward-looking information.


Overview

     We are a leading telecommunications company in the Slovak Republic offering mobile telecommunications and managed data network services. We are one of two mobile providers licensed to offer nationwide GSM mobile telecommunications services and we are the sole provider of analog NMT services. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of March 31, 2001, we had 560,532 mobile customers, and 3,001 managed data network customers, consisting primarily of subscribers to our X.25 and frame relay services. For the three months ended March 31, 2001, we generated revenues of Sk1,761.6 million, cash flows from operating activities of Sk249.3 million, EBITDA of Sk697.2 million and net income of Sk138.4 million.

     The following table sets forth information about our network:


                                                                                   As of March 31,
                                                                         ------------------------------------
                                                                              2000                2001
                                                                         -----------------  -----------------
Geographical area of Slovak Republic covered
     NMT..............................................................        79%                  79%
     GSM..............................................................        81%                  81%
Population of Slovak Republic covered
     NMT..............................................................        96%                  96%
     GSM..............................................................        98%                  98%
Number of base stations
     NMT..............................................................         140                  139
     GSM..............................................................         527                  576

Revenues

     Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges are the single largest source of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as "calling party pays," except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Globtel for calls by their customers terminating on our network and roaming fees for calls by our mobile customers travelling outside of the Slovak Republic and for visitors using our network in the Slovak Republic.

     Mobile equipment revenues include all revenues we receive on a non-recurring basis from our mobile business and include sales of handsets and accessories as well as one-time activation fees. Managed data

                            EuroTel Bratislava, a.s.


network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

     As a provider of telecommunications services, our revenues are affected by growth in our customer base, usage of our services and prices charged for each of the services that we offer. Our revenues are also affected by customer mix, with business customers generally having higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases, because many of our new customers will be non-business customers who use their mobile phones less frequently.

The following table sets forth certain information about our customers as of and for the periods indicated:

                                                                                As of March 31,
                                                                      -------------------------------------
                                                                             2000                2001
                                                                      ------------------    ---------------
Mobile customers
      NMT Post-paid.................................................             18,343             15,833
      GSM Post-paid.................................................            172,751            183,426
      GSM Pre-paid..................................................            117,420            361,273
                                                                      ------------------    ---------------
      Total.........................................................            308,514            560,532

Managed data network connections....................................              6,190              6,536

                                                                          Three months ended March 31,
                                                                      -------------------------------------
                                                                            2000                 2001
                                                                      ------------------    ---------------
Average monthly revenue per customer
      Post-paid.....................................................            Sk1,617            Sk1,825
      Pre-paid......................................................                348                358

Average monthly billable minutes per customer(2)
      Post-paid.....................................................                203(1)             258
      Pre-paid......................................................                 56(1)              55

Average monthly churn rate
      Post-paid.....................................................              2.25%              1.72%
      Pre-paid......................................................              0.84%              1.40%

---------------------
(1) Restated number. Please refer to the Form 6-K filed with the SEC on February 28, 2001, when making historical comparisons.
(2) We have changed from reporting monthly switched minutes per customer to reporting monthly billable minutes per customer as we believe billable minutes to be of more relevance in analyzing our operating performance.

     We have experienced tariff reductions in our mobile business as a result of increased competition with Globtel, our only competitor in the provision of mobile telecommunications services. Present competition with Globtel is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced increasing minutes of use and mobile service revenue as effective tariffs per minute decline.

Churn

    As previously noted, "Churn" refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service occur when customers fail to pay or we suspect fraudulent use. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 1.8% in the three months ended March 31, 2000, and 1.5% in the three months ended March 31, 2001. We recognize that managing churn is an important factor in maximizing revenue and cash flow.

                            EuroTel Bratislava, a.s.


     To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor's rate structures, service offerings and incentive programs.

     A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we cannot conduct credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn. Our current churn rate for pre-paid customers is relatively low due to the rapid increase in pre-paid customers since our relaunching of this service in April 1999. Going forward, we expect the churn rate of pre-paid customers to increase because these customers are not contractually bound to continue using our services.

Expenses

    Cost of Sales and Services. Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Until December 31, 1999, Slovak Telecom paid for incoming international calls terminating on our network by giving us a discount of up to 35% on our interconnection costs depending on traffic volume and on outgoing international calls originating on our network. As a result of the direct interconnection agreement entered into between us and Globtel on December 23, 1999, neither we nor Globtel pays Slovak Telecom for interconnection to our respective networks. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

     Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

     o    advertising expenses;

     o    marketing and sales expenses;

     o    wages and employee benefits;

     o    network support and maintenance expenses;

     o    bad debt expense; and

     o other general costs such as rent, building maintenance, professional fees and administrative costs and office supplies.

     We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Under Slovak law, however, we cannot claim the tax benefit of a bad debt write-off until we pursue all available remedies against a delinquent customer. As a result, before we can claim the tax benefit of a write-off, a delinquent customer must either go through a bankruptcy proceeding or we must commence legal proceedings against this customer and obtain a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves until we can record a tax benefit related to a bad debt write-off under Slovak law. Our bad debt expense is lower for pre-paid customers.

     Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

                            EuroTel Bratislava, a.s.


    Finance Costs. Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is in currencies other than the Slovak Crown.

    Taxes. The corporate tax rate in the Slovak Republic decreased in 1999 from 40% to 29%, effective January 1, 2000. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation put into effect on January 1, 2000 allows for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the new legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

    While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Depreciation of the Slovak Crown in recent years increased the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs.

     We receive some revenues in U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 6.0% and 5.2% of our total revenues in the three months ended March 31, 2000 and 2001, respectively.

                            EuroTel Bratislava, a.s.


Results of Operations

Our major revenue and expense categories for the three months ended March 31, 2000 and 2001 are set forth in the table below.

                                                                    Three months ended March 31,
                                                               ----------------------------------------
                                                                      2000                 2001
                                                               --------------------  ------------------
                                                                     (millions of Slovak Crowns)
Mobile service revenues......................................           1,021.8              1,439.8
Mobile service cost of sales.................................             272.6                351.0
                                                               --------------------  ------------------
Gross profit from mobile services............................             749.2              1,088.8
Gross margin from mobile services............................              73.3%                75.6%

Mobile equipment and other sales.............................             158.2                206.6
Mobile equipment and other cost of sales.....................             233.3                305.5
                                                               --------------------  ------------------
Gross profit (loss) from mobile equipment....................             (75.1)               (98.9)
Gross margin from mobile equipment sales.....................             (47.5)%              (47.9)%

Data network service revenues................................              87.4                115.2
Data network service cost of sales...........................              34.9                 36.7
                                                               --------------------  ------------------
Gross profit from managed data network services..............              52.5                 78.5
Gross margin from managed data network.......................              60.1%                68.1%

Total revenues...............................................           1,267.4              1,761.6
Cost of sales and services...................................             540.8                693.2
                                                               --------------------  ------------------

Gross profit.................................................             726.6              1,068.4
Gross margin.................................................              57.3%                60.6%

Selling, general and administration expenses.................             330.7                371.2
Depreciation and amortization................................             319.4                358.3
                                                               --------------------  ------------------
Operating income.............................................              76.5                338.9

Finance costs................................................             504.5                131.8
Tax expense/(benefit)........................................            (104.5)                68.7
                                                               --------------------  ------------------
Net income / (loss)..........................................            (323.5)               138.4
                                                               ====================  ==================

Three months ended March 31, 2001 Compared to Three months ended March 31, 2000

    Revenues. Our total revenues increased by Sk494.2 million, or 39.0%, from Sk1,267.4 million in the three months ended March 31, 2000 to Sk1,761.6 million in the three months ended March 31, 2001. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

    Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk418.0 million, or 40.9%, from Sk1,021.8 million in the three months ended March 31, 2000 to Sk1,439.8 million in the same period of 2001. This increase reflected an 81.7% increase in the number of our mobile customers, which grew from 308,514 as of March 31, 2000 to 560,532 as of March 31, 2001. Average monthly revenue per customer decreased by 24.0% from Sk1,205 in the three months ended March 31, 2000 to Sk916 in the three months ended March 31, 2001. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically generate lower average monthly revenues than business customers. Deferred revenue increased by Sk13.0 million, from Sk328.4 million at March 31, 2000 to Sk341.4 million at March 31, 2001. This increase is due to an increase of Sk83.7 million in deferred mobile service revenue due to the increase in the number of customers, offset by a reduction in deferred activation revenue of Sk70.7 million due to pricing promotions throughout first quarter 2001 that reduced activation fees for new subscribers, and the fact that in the quarters following our launch of GSM service in 1997 we added more post-paid subscribers than we did in first quarter 2001.

                            EuroTel Bratislava, a.s.


    Mobile equipment and other sales increased by Sk48.4 million, or 30.6%, from Sk158.2 million in the three months ended March 31, 2000 to Sk206.6 million in the three months ended March 31, 2001. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk66.1 million, to Sk126.3 million, in the three months ended March 31, 2001. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract penalty revenue of Sk21.7 million. Contract termination penalties declined in the three months ended March 31, 2001 due to lower churn. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

     Managed data network service revenues increased by Sk27.8 million, or 31.8%, from Sk87.4 million in the three months ended March 31, 2000 to Sk115.2 million in the three months ended March 31, 2001. This revenue increase is attributable to an increase in data network connections, and also a change in the composition of our managed data network service revenues reflecting a shift towards higher-value services. Concurrently, revenue from the sale of managed data network equipment declined by Sk0.7 million, from Sk1.1 million in the three months ended March 31, 2000 to Sk0.4 million in the three months ended March 31, 2001, due to competitive price pressures. The number of total data customer connections increased by 5.6% from 6,190 as of March 31, 2000 to 6,536 as of March 31, 2001.

    Cost of Sales and Services. Cost of sales and services increased by Sk152.4 million, or 28.2%, from Sk540.8 million in the three months ended March 31, 2000 to Sk693.2 million in the three months ended March 31, 2001. As a percentage of total revenues, cost of sales decreased from 42.7% in the three months ended March 31, 2000 to 39.4% in the three months ended March 31, 2001.

     Cost of sales and services in our mobile business increased by Sk150.6 million, or 29.8%, from Sk505.9 million in the three months ended March 31, 2000 to Sk656.5 million in the year three months ended March 31, 2001. This increase was due to an increase of Sk78.4 million in mobile service costs of sales, due primarily to additional interconnect costs required to connect our growing customer base to other networks, and also due to an increase of Sk72.2 million in costs of sales related to mobile equipment and other sales, which increased from Sk233.3 million in the three months ended March 31, 2000 to Sk305.5 million in the three months ended March 31, 2001, on mobile equipment and other sales of Sk158.2 million and Sk206.6 million, respectively. Our negative gross margin on sales of mobile phone handsets and accessories was (115.7)% in the three months ended March 31, 2001, as compared to a negative gross margin of (227.9)% in the three months ended March 31, 2000. This improvement in margins on sales of mobile phones and accessories is due to management's continuing efforts to reduce subsidies on mobile phones sold to new subscribers, particularly prepaid customers, and is largely responsible for the improvement in total cost of sales in our mobile business. Handset subsidies refer to the mobile telecommunications industry practice of selling mobile phone handsets at a price below our cost, in order to attract customers to our service.

    Cost of sales and services in our managed data network services business increased by Sk1.8 million, or 5.2%, from Sk34.9 million in the three months ended March 31, 2000 to Sk36.7 million in the three months ended March 31, 2001. As a percentage of revenues, cost of sales in our managed data networks services business decreased from 39.9% in the three months ended March 31, 2000 to 31.9% in the three months ended March 31, 2001, as we were able to maintain premium pricing on our services despite a general decline in the price of such managed network services.

    Operating Expenses. Total operating expenses increased by Sk79.4 million, or 12.2%, from Sk650.1 million in the three months ended March 31, 2000 to Sk729.5 million in the three months ended March 31, 2001. This increase primarily reflected higher levels of depreciation and amortization expense, network support and maintenance expense, and wages and employee benefits.

      Depreciation and amortization expense increased by Sk38.9 million, or 12.2%, from Sk319.4 million in the three months ended March 31, 2000 to Sk358.3 million in the three months ended March 31, 2001. This increase reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base.

      Advertising, marketing and sales expense decreased by approximately Sk2.2 million, or 2.9%, from Sk74.6 million in the three months ended March 31, 2000 to Sk72.4 million in the three months ended March 31, 2001, due largely to the timing of certain promotional activities. We expect advertising, marketing and sales expenses

                            EuroTel Bratislava, a.s.


to increase in subsequent quarters in 2001, but believe that as a percentage of revenue they will decrease compared to 2000.

      Network support and maintenance expense increased by approximately Sk6.9 million, or 13.7%, from Sk50.3 million in the three months ended March 31, 2000 to Sk57.2 million in the three months ended March 31, 2001. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as some of our warranties on hardware and software purchased from Ericsson expire.

      Bad debt expense increased by Sk1.0 million, or 5.4%, from Sk18.6 million in the three months ended March 31, 2000 to Sk19.6 million in the three months ended March 31, 2001. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk35.9 million in the three months ended March 31, 2000 to Sk13.3 million in the three months ended March 31, 2001. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 4.2% in the three months ended March 31, 2000 to 1.9% in the three months ended March 31, 2001. This decline reflects management's ongoing initiatives focused on reducing bad debt expense, lowering churn rates, and also reflects an increasing number of pre-paid subscribers as a percentage of our total customer base. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

      Wages and employee benefits increased by Sk27.3 million, or 27.6%, from Sk99.0 million in the three months ended March 31, 2000 to Sk126.3 million in the three months ended March 31, 2001 due primarily to annual wage increases and also to higher bonus payments in 2001 reflecting the achievement of specific financial and operational goals.

      Due to the factors discussed above, operating income increased from Sk76.5 million in the three months ended March 31, 2000 to Sk338.9 million in the three months ended March 31, 2001.

     Finance Costs. Total finance costs decreased by Sk372.7 million, or 73.9%, from Sk504.5 million in the three months ended March 31, 2000 to Sk131.8 million in the three months ended March 31, 2001. Interest expense on borrowings increased from Sk169.6 million in the three months ended March 31, 2000 to Sk212.6 million in the three months ended March 31, 2001 as a result of increased borrowings incurred to finance network construction needed to serve our growing mobile customer base. In addition, in first quarter 2000 we incurred a one-time write-off of arrangement and commitment fees of Sk333.6 million, related to a financing repaid in March 2000. Amortization of arrangement fees and other finance expenses decreased from Sk11.9 million in the three months ended March 31, 2000 to Sk8.8 million in the three months ended March 31, 2001, due in part to the write-off of the deferred costs noted above. Foreign exchange gains and losses improved from a loss of Sk10.0 million in the three months ended March 31, 2000 to a gain of Sk28.7 million in the three months ended March 31, 2001. The remaining difference is due to a small change in capitalized interest, and primarily to an increase in interest income from Sk15.1 million to Sk58.8 million, reflecting the investment of excess borrowings.

     Taxes. Our taxes increased by Sk173.2 million, or 165.7%, from a tax benefit of Sk104.5 million in the three months ended March 31, 2000 to a tax charge of Sk68.7 million in the three months ended March 31, 2001. We reported income before taxes of Sk207.1 million in the three months ended March 31, 2001 compared to a loss before taxes of Sk428.0 million in the three months ended March 31, 2000. The tax charge related to the non-deductible portion of bad debt expense decreased from Sk14.5 million in the three months ended March 31, 2000 to Sk6.4 million in the same period of 2001, consistent with an overall decline in bad debt expense including fraud, which served to slightly lessen our tax expense.

     Net Loss. As a result of the factors discussed above, we reported net income of Sk138.4 million for the three months ended March 31, 2001 compared to a net loss of Sk323.5 million for the three months ended March 31, 2000.

                            EuroTel Bratislava, a.s.


Liquidity and Capital Resources

     The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

     We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs under our current business plan. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

     The following table sets forth certain information concerning our historical cash flows:

                                                                          Three months ended March 31,
                                                                    -----------------------------------------
                                                                           2000                  2001
                                                                    --------------------  -------------------
                                                                           (millions of Slovak Crowns)
Net cash flows
(Used in) / from operating activities.............................               (54.4)               249.3
Used in investing activities......................................              (124.9)              (404.4)
From financing activities ........................................             3,539.4                    -

      Net Cash from Operating Activities. Net cash used in operating activities was Sk54.4 million in the three months ended March 31, 2000, and net cash from operating activities was Sk249.3 million in the three months ended March 31, 2001. The significant increase in cash flow from operating activities in the three months ended March 31, 2001 resulted from growth in our customer base and reduced handset subsidies, as well as from timing differences in working capital items such as accounts receivable and accounts payable.

      Net Cash Used in Investing Activities. Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk124.9 million in the three months ended March 31, 2000, and Sk413.4 million in the three months ended March 31, 2001. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In the three months ended March 31, 2001, approximately 65.3% of total capital expenditures were related to our mobile network. The increase in capital expenditures in the three months ended March 31, 2001 relative to the same period last year is due to the addition of network capacity to serve our growing customer base, and to roll out additional products and services. Net cash used in investing activities in the three months ended March 31, 2001 included the purchase of Euro-denominated government bonds of Sk1,335.7 million and proceeds of Sk1,344.7 million from Euro-denominated government bonds which matured during the period.

      Net Cash from Financing Activities. We obtain financing from equity investments and subordinated loans from our shareholders, notes issued on international bond markets, and borrowings under bank credit facilities. Net cash from financing activities was Sk3,539.4 million in the three months ended March 31, 2000, while there was no net cash flow from financing activities in the first quarter of 2001.

      Debt. As of March 31, 2001, our debt consisted of Sk7,634.2 million of outstanding long-term senior guaranteed notes payable. On March 23, 2000 we issued Euro175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of Euro170.4 million. Euro90.5 million of the net proceeds of the offering were used to repay existing long-term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for (i) an 11.25% interest rate; (ii) restrictions on dividend payments, liens, and future indebtedness; (iii) restrictions on the sale of certain assets or merging with or into other companies, and (iv) restrictions on entering into transactions with affiliates. On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange New Notes for all outstanding Old Notes issued on March 23, 2000. The exchange offer closed on September 19, 2000 and an aggregate of Euro169.5 million in Old Notes were exchanged for New
Notes. The New Notes are substantially identical in terms to the Old Notes, except that the

                            EuroTel Bratislava, a.s.



New Notes are registered with the SEC. As of March 31, 2001, there were Euro5.5 million of Old Notes outstanding. As of March 31, 2001, we believe we were in compliance with all of our covenants under the Old and the New Notes. On February 6, 2001, EuroTel's Board of Directors approved a proposal to convert Sk3,058.9 million of subordinated loans from our shareholders into equity. On March 22, 2001, our shareholders formally approved an increase in ordinary share capital by capitalizing these shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million. This transaction was completed in April 2001.

Market Risk

Our market risk is related to changes in foreign exchange rates and interest rates.

The foreign exchange risk results primarily from movements of the Slovak Crown against other currencies such as the US Dollar and the Euro. As of March 31, 2001 our foreign currency denominated liabilities consist entirely of Euro175 million senior guaranteed notes denominated in Euros. Our policy is to consider hedging this risk following detailed analysis, which takes into account the cost of hedging. We do not currently have in place hedging arrangements with respect to our foreign currency risk.

As our debt is entirely comprised of fixed-rate notes, our interest rate risk is limited to any future credit facilities which may bear interest at floating rates.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management's Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition.

                            EuroTel Bratislava, a.s.

Part I - Financial Information

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of March 31, 2001 we had Sk7,634 million and as of December 31, 2000 we had Sk10,758 million in debt. Our current investments totalled Sk3,530 million as of March 31, 2001 and Sk3,560 million as of December 31, 2000. The following table represents material changes in our interest rate risk as of December 31, 2000 and March 31, 2001.

                                              As of December 31,                   As of March 31,
                                       --------------------------------    --------------------------------
                                            2000              2000              2001              2001
                                       --------------    --------------    ---------------    -------------
                                                      (millions of Slovak Crowns, except %)
Debt                                   Carrying Value      Fair Value      Carrying Value      Fair Value

Fixed Rate - Euro.....................       7,699            7,353              7,634            7,787
Interest Rate.........................      11.25%                -             11.25%

Shareholder Loans
Fixed rate - U.S. dollars.............       3,059            2,215                  -                -
Interest Rate.........................      10.47%                -                  -                -
                                       -----------       ----------        -----------        ---------
Total Debt............................  Sk  10,758        Sk  9,568          Sk  7,634        Sk  7,787
                                       ===========       ==========        ===========        =========

The December 31, 2000 and March 31, 2001 fixed-rate Euro-debt consists entirely of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at December 29, 2000 and March 30, 2001, respectively. The senior guaranteed notes will mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year commencing on September 30, 2000.

The December 31, 2000 fair value of the shareholder loans is estimated calculating the net present value of the loans based on an estimated curve appropriate for the terms of the loan agreements. On March 22, 2001, the EuroTel's shareholders approved an increase in ordinary share capital by capitalizing shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million. The process of registering the increase in share capital in the Slovak Republic has not been completed as of March 31, 2001, however the consolidated financial statements for the three months ended March 31, 2001 presented in this Form 6-K reflect the passing of the shareholder resolution.

As of March 31, 2001, all of our current investments and all our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. As of March 31, 2001, we had realized Sk28.7 million foreign exchange gains as a result of fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at March 31, 2001 would have changed the combined fair value of the facility and of current investments by Sk425 million.

We have considered the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will engage in hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.

                            EuroTel Bratislava, a.s.



Part II - Other Information

Item 1. Legal Proceedings


We are not aware of any pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of March 31, 2001, no final judgements had been rendered in respect of these claims. The total amount of these claims is Sk158.9 million. We do not expect to recover any material amounts in connection with these claims.


Item 2.       Changes in securities and use of proceeds
None.

Item 3.       Defaults upon senior securities
None.

Item 4.       Submission of matters to vote of security holders
None.

Item 5.       Other information
None.

Item 6.       Exhibits and reports on form 8-K

 (a)     Exhibits
         None.

 (b)     Reports on Form 8-K
         None.

                            EuroTel Bratislava, a.s.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                   EuroTel Bratislava, a.s.

Date: May 14, 2001



                                                        By: /S/ JOZEF BARTA
                                                ---------------------------
                                                                Jozef Barta
                                                    Chief Executive Officer




                                                   By: /S/ THOMAS J. CANCRO
                                                ---------------------------
                                                           Thomas J. Cancro
                                                    Chief Financial Officer